EXHIBIT 99.1

PyroGenesis Additive Expands European Strategy Team

Retains Additive Manufacturing Senior Executive Olivier Dubois as Principal Advisor

MONTREAL, March 13, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes, high quality plasma atomized metal powder for 3D printing and additive manufacturing, and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to announce today that, further to its press release dated July 18, 2022, the Company has enhanced its expertise by retaining Mr. Olivier Dubois as the Company’s Principal Advisor for European Operations and Sales. Mr. Dubois is well known to the Company from his time at Aubert & Duval as VP Business Unit Metal Powders.

Mr. Dubois is a highly experienced sales, marketing, and business process executive in the metal transformation industry, with deep knowledge of the Aerospace, Space and Defense Markets. Mr. Dubois was most recently at Aubert & Duval, a division of the French mining company Eramet, where he spent 6 years at the headquarter in Paris, France, first as Director of Sales for Aubert & Duval Forging Operations in India, then VP Business Unit Metal Powders for Additive and Chairman of the Board of Aubert & Duval Spain, and most recently as Project Officer for the Eramet Alloys Division

Prior to that, Mr. Dubois was VP of Sales and Marketing at Manoir Industries Group, a global metal processing company focused on high tech casting and forging that was acquired and consolidated into LISI Aerospace, the high-tech aeronautical parts and engine components manufacturer. Mr. Dubois also spent three years at Alcoa Inc., now Arconic, in the Howmet Casting Branch, as Sales Director for Europe, and eleven years as Sales Manager for the European and Asian Regions for the Manufacturing Division of Teleflex Inc.

Mr. Dubois holds an Executive MBA from ESSEC-MANNHEIM Business School and is undergoing a Master degree for Digital Transformation from POLYTECHNIQUE Executive Education.

As part of his contract with PyroGenesis Additive, Mr. Dubois will support broadening the Company’s global strategy, with an initial goal to help structuring the Company’s plan and establishing European Operations.

“Olivier is well known in the additive manufacturing sector, with a unique understanding of the customer market in Europe, where he has spent the majority of his career,” said Mr. Massimo Dattilo, VP PyroGenesis Additive. “With his vast expertise encompassing sales and marketing along with business process optimization, combined with his familiarity of PyroGenesis’ strategy while running the activity for additive metal powders at Aubert & Duval, Olivier will offer both deep strategic insight and operational know-how as we move to execute on our European and global expansion plans.”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/